For the period ended (a) September 30, 1995
File number (c) 811-3084


                                SUB-ITEM 77J


                    Reclassification of Capital Accounts



Reclassification of Capital Accounts: The Fund accounts and reports for distributions to shareholders in accordance with AICPA Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. During the year ended September 30, 1995, the Fund reclassified Current and prior net operating losses by increasing undistributed net investment income by $1,279,828 and decreasing accumulated net realized gains by $2,378,272 and increasing paid in capital by $1,098,444. Net investment income, net realized gains, and net assets were not affected by this change.